Filed by LiveWire Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley-Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-09183

Date: May 10, 2022

FOR IMMEDIATE RELEASE

LIVEWIRE™ REVEALS S2 DEL MAR™ ELECTRIC MOTORCYCLE

Reservations Open for 100 Del Mar Launch Edition Models Expected to Begin Deliveries in Spring 2023

MILWAUKEE, WI (May 10, 2022) – LiveWire™ is set to bring advanced design, technical innovation, and engineering expertise to urban riding and beyond, with the all-electric S2 Del Mar™ motorcycle, the first LiveWire model to feature the new S2 ARROW architecture.

•	The first 100 units will be built to order and serialized as Del Mar Launch Edition models, which can be reserved now at livewire.com for expected delivery in the spring of 2023.

•	The 100 Del Mar Launch Edition models will feature an exclusive finish and wheel design and an MSRP of $17,699.

•	The production S2 Del Mar will deliver immediately after the launch edition, with a target MSRP of $15,000 USD.

•	The S2 Del Mar features a targeted output of 80 horsepower (59.6 kW), and less than 440 pounds of weight, delivering projected 0-to-60 mph times of 3.5 seconds or less.

•	Del Mar range in city riding is targeted to be 100 miles.*

“The S2 Del Mar model represents the next step in the evolution of the LiveWire brand,” said Jochen Zeitz, Chairman, President and CEO of Harley-Davidson. “The ARROW architecture underpinning the Del Mar, developed in-house at LiveWire Labs, demonstrates our ambition to lead in the EV space and establish LiveWire as the most desirable electric motorcycle brand in the world.”

Advanced LiveWire ARROW Architecture

LiveWire’s scalable ARROW architecture with proprietary battery, motor, charging, and control systems debuts on the Del Mar model and was designed at LiveWire Labs in Mountain View, California. The ARROW architecture is intended to be modular and serves as the central component of the motorcycle chassis.

Del Mar is designed to offer its rider thrilling performance with a targeted output of 80 horsepower (59.6 kW), delivering projected 0-to-60 mph times of 3.5 seconds. City range is expected to be 100 miles.* The Del Mar model weight target is 440 pounds or less.

Urban Street Tracker

Del Mar presents a street-tracker stance on 19-inch front and rear wheels equipped with custom developed LiveWire Dunlop DT1 tires equally capable on paved and dirt surfaces. The slim seat tops a short tail section. A tracker-style handlebar fronted by a thin flyscreen places the rider in an upright position for a comfortable and controlled riding experience.

Launch Edition Model

Only the 100 examples of the Del Mar Launch Edition models will be made, featuring an exclusive finish and wheel design. The graphics and paint – in a choice of Jasper Gray or Comet Indigo – are applied by hand using a process that takes 5 days to complete. The design employs an opposing-fade, representing and celebrating both the exciting and soulful experiences of riding LiveWire electric motorcycles. The intricate pattern of the 19-inch PCB cast-aluminum wheels evokes the dense patterning and framework found on printed circuit boards. The vaulted and tapered spoke design promotes lateral stiffness for enhanced handling performance, while also pushing the boundaries of casting technology.

The Del Mar Launch Edition model debuts with an MSRP of $17,699, while the production version is expected to launch with a target MSRP of $15,000 USD. Delivery of the Launch Edition and production versions of S2 Del Mar model are set for the spring of 2023. All LiveWire S2 Del Mar motorcycles will be assembled at Harley-Davidson Vehicle Operations in York, PA.

To learn more about the LiveWire S2 Del Mar Launch Edition motorcycle visit: livewire.com/delmar.

*Range estimates are based on expected performance on a fully-charged battery and are derived from SAE J2982 Riding Range Test Procedure data on a sample motorcycle under ideal laboratory conditions. Your actual range will vary depending on your personal riding habits, road and driving conditions, ambient weather, vehicle condition and maintenance, tire pressure, vehicle configuration (parts and accessories), and vehicle loading (cargo, rider and passenger weight).

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About LiveWire

LiveWire is the future in the making for the pursuit of urban adventure and beyond. Drawing on its DNA as an agile disruptor from the lineage of Harley-Davidson and capitalizing on a decade of learnings in the EV sector, LiveWire’s ambition is to be the most desirable electric motorcycle brand in the world. With a dedicated focus on EV, LiveWire plans to develop the technology of the future and to invest in the capabilities needed to lead the transformation of motorcycling. LiveWire benefits from Harley-Davidson’s engineering expertise, manufacturing footprint, supply chain infrastructure, and global logistics capabilities. Innovating by design and attracting industry-leading talent, LiveWire is headquartered virtually, with initial hubs in Silicon Valley, CA (LiveWire Labs) and Milwaukee, WI.

For LiveWire career opportunities visit: livewire.com/careers.

Editors: For more information regarding LiveWire products visit: livewire.com.

Forward-Looking Statements Legend

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Harley-Davidson’s, LiveWire EV, LLC (“LiveWire”)’s or AEA-Bridges Impact Corp. (“ABIC”)’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the proposed business combination between LiveWire and ABIC (the “Business Combination”) will generate returns for shareholders. These forward-looking statements are based on Harley-Davidson’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Harley-Davidson’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against Harley-Davidson, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that Harley-Davidson, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) Harley-Davidson’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Harley-Davidson, LiveWire Group, Inc. (“HoldCo”) or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Harley-Davidson, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Harley-Davidson, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Additional Information and Where to Find It

In connection with the Business Combination, HoldCo and ABIC have filed on February 7, 2022 a registration statement on Form S-4 (File No. 333-262573) (as may be amended from time to time, the “Registration Statement”) as co- registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Harley-Davidson, HoldCo and ABIC may also file other documents with the SEC regarding the Business Combination. ABIC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Harley-Davidson, LiveWire, HoldCo, ABIC and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ABIC shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by ABIC through the website maintained by the SEC at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Participants in Solicitation

Harley-Davidson, LiveWire, ABIC and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC shareholders in connection with the Business Combination. ABIC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2020, and in ABIC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters to be voted upon at the ABIC shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Media Contact:

Paul James

Paul.James@harley-davidson.com

414.343.8735